UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            ProCare Industries, Ltd.
                            -----------------------
                             a Colorado corporation


                                  Common Stock
                           ---------------------------
                         (Title of Class of Securities)

                                    742680309
                                 ---------------
                                 (CUSIP Number)

                                Robert W. Marsik
                             1960 White Birch Drive
                             Vista, California 92083
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 742680309       SCHEDULE 13D                               Page 2 of 5


================================================================================

1    NAME OF REPORTING PERSON (S.S. OR I.R.S. IDENTIFICATION)
           Robert W. Marsik
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ] Yes
                                                                     (b) [X]  No
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                         [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
--------------------------------------------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER
        SHARES                         1,000,000 Shares
--------------------------------------------------------------------------------
     BENEFICIALLY         8       SHARED VOTING POWER
       OWNED BY                          337,985 Shares
--------------------------------------------------------------------------------
         EACH             9       SOLE DISPOSITIVE POWER
       REPORTING                       1,000,000 Shares
--------------------------------------------------------------------------------
        PERSON            10      SHARED DISPOSITIVE POWER
         WITH                            337,985 Shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       1,337,985 Shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES *
                                                                           [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       48%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       IN
================================================================================

CUSIP No. 742680309       SCHEDULE 13D                               Page 3 of 5

ITEM 1. SECURITY & ISSUER

   Class:     Common Stock ("Shares")

   Issuer:    ProCare Industries, Ltd., 1960 White Birch Drive,
              Vista, California 92083


ITEM 2. IDENTITY & BACKGROUND OF REPORTING PERSON

   (a) Name:             Robert W. Marsik ("Reporting Person")

   (b) Address:          1960 White Birch Drive, Vista, California 92083

   (c) Occupation:       President of Issuer

   (d) Convictions:      Reporting Person has not been convicted in any criminal
                         proceeding.

   (e) Civil  actions:   Reporting  Person is not  subject to a judgment, decree
                         or final order enjoining future violations of federal or state securities laws.

   (f) Citizenship:      USA


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        N/A

ITEM 4: PURPOSE OF TRANSACTION

     Issuer's   securities  were  issued  to  Reporting   Person  as  contingent
compensation to Reporting Person.

CUSIP No. 742680309       SCHEDULE 13D                               Page 4 of 5


ITEM 5: INTEREST IN SECURITIES OF ISSUER.

     After receiving the 1,000,000  Shares  described in this report,  Reporting
Person:

     (a) beneficially owns 1,337,985 Shares, which constitutes 48% of Issuer's Shares. Shared ownership in 337,985 with spouse.

     (b) has the power to vote, direct the vote, dispose or direct the disposition of 1,000,000 Shares (36% of Issuer's Shares).

     (c) has not, except for the receipt of Shares described in this report, had any transactions in securities of the Issuer.

     (d) is the only person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Reporting Person.

     (e)  Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Conditional issue, subject to cancellation upon certain conditions.


ITEM 7: MATERIALS TO BE FILED AS EXHIBITS.

     None.

CUSIP No. 742680309       SCHEDULE 13D                               Page 5 of 5



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 11, 2000                               /s/ Robert W. Marsik
                                                --------------------------------
                                                Robert W. Marsik